SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K/A
Amendment No 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

Explanatory Note

Please note that this is an amendment of the 6-K filed earlier today which corrects a minor error appearing under the heading Shareholders’ Equity on the balance sheet included in the earlier report. In the conversion of the balance sheet from Excel to the format used for reporting to the SEC, the number of our outstanding shares as of June 30, 2009 was incorrectly rendered as 8,431,522 shares. The correct number is 8,434,992, and the balance sheet appearing in this report now reflects the correct number of outstanding shares as of June 30, 2009.

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Second Quarter 2009 Financial Results; dated August 18, 2009

ITEM 1

STARLIMS Announces Second Quarter 2009 Financial Results

Hollywood, Florida – August 18, 2009 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the second quarter of fiscal 2009 ended June 30, 2009.

Total revenue for the second quarter of 2009 was $6.9 million, an increase of 11.7% from the $6.1 million reported in the second quarter of 2008. Product revenue for the second quarter of 2009 was $3.8 million, an increase of 3.6% from $3.7 million reported in the same period a year ago. Services revenue for the second quarter of 2009 was $3.0 million, up 24.0% from the $2.4 million reported in the same period a year ago.

Revenue for the first six months of 2009 was $14.3 million, an increase of 8.9% compared to $13.1 million for the first six months of 2008. Product revenues for the first six months of 2009 were $8.4 million, flat compared to $8.4 million in the first six months of 2008. Services revenue for the first six months of 2009 was $5.9 million, an increase of 24.9% compared to $4.7 million for the first six months of 2008.

“We are pleased with our financial results for the second quarter. During the quarter, we began to see business conditions stabilize and we remain confident that our efforts to expand our product offering and geographic presence will enable us to capture market share and growth for the long term,” said Itschak Friedman, CEO of STARLIMS.

GAAP operating income for the second quarter of 2009 was $1.1 million, or 15.5% of revenue, an increase compared to GAAP operating income $0.6 million, or 10.6% of revenue, for the second quarter of 2008. GAAP net income for the second quarter of 2009 was $1.6 million, or $0.19 per diluted share, an increase compared to $0.8 million and $0.09, respectively, in the second quarter of 2008. GAAP operating income for the first six months of 2009 was $2.7 million or 18.7% of revenues, compared to $1.7 million or 13.3% of revenues for the first half of 2008. GAAP net income for the first six months of 2009 was $3.0 million, or $0.35 per diluted share, compared to GAAP net income of $2.2 million, or $0.25 per diluted share, for the first six months of 2008.

Non-GAAP operating income for the second quarter of 2009 was $1.2 million, or 17.9% of revenue, compared to $0.8 million, or 12.6% of revenue, for the second quarter of 2008. Non-GAAP net income for the second quarter of 2009 was $1.7 million, or $0.20 per diluted share, an increase from $0.9 million and $0.10, respectively, in the second quarter of 2008. Non-GAAP operating income for the first six months of 2009 was $3.0 million or 21.0% of revenues, compared to $2.0 million or 15.3% of revenues for the first six months of 2008. Non-GAAP net income for the first six months of 2009 was $3.2 million, or $0.37 per diluted share, compared to non-GAAP net income of $2.3 million, or $0.27 per diluted share, for the first six months of 2008.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP income from operations and net income for the second quarter and first six months of fiscal years 2009 and 2008.

Cash, cash equivalents, deposits and marketable securities amounted to $30.8 million on June 30, 2009, compared to $31.5 million on March 31, 2009. On April 21, 2009, the Company paid a cash dividend in the amount of approximately $2.7 million. The Company generated $1.3 million in cash flow from operations for the second quarter of 2009.

“Our ongoing focus on cost containment and services margin improvement were again evident this quarter, and we believe we can expand Non-GAAP operating margins for the full year to the mid to high teens as a percentage of revenue,” said Chaim Friedman, chief financial officer of STARLIMS. “Given the strength of our first half 2009 financial results, we have increased confidence that for the full year we can achieve ongoing growth.”

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of its second quarter fiscal year 2009 financial results conference call on Tuesday, August 18, 2009 at 8:30 a.m. Eastern Time (15:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s website at http://www.starlims.com. Those interested in participating in the call and the question and answer session should dial 480-629-9692, or if calling from Israel should dial 1-809-21-4368.

The webcast will be archived for a limited time on the STARLIMS Technologies Investor Relations page of the company’s website at http://www.starlims.com starting at 11:00 a.m. Eastern Time (18:00 Israeli Time) on Tuesday, August 18, 2009.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 18, 2009

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	June 30,
	2008	2009
	Audited	Unaudited

ASSETS
Current Assets
Cash and cash equivalents	21,942	15,679
Short-term deposits	1,191	1,219
Restricted short-term deposits	338	39
Marketable securities	5,686	12,131
Accounts receivable (net of allowance
for doubtful accounts of $238 and $228, respectively)	10,341	10,649
Other current assets	2,891	3,345

Total current assets	42,389	43,062

Long-Term Assets
Marketable securities – held-to-maturity	1,608	1,713
Other long-term assets	949	663
Fixed assets, net	1,416	1,286
Goodwill	2,227	2,287
Other intangible assets, net	213	164

Total long – term assets	6,413	6,113

Total assets	48,802	49,175

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	934	406
Deferred revenues	2,876	3,464
Other current liabilities and accrued expenses	2,228	2,432

Total current liabilities	6,038	6,302

Long-Term Liabilities
Long-term deferred revenues	251	101
Accrued severance pay	19	32
Deferred taxes	483	256

Total long-term liabilities	753	389

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 9,997,919 and 10,019,169 shares, respectively; outstanding 8,407,742 and 8,434,992 shares,
respectively	3,152	3,157
Additional paid-in capital	31,355	31,656
Accumulated other comprehensive income	(27)	(111)
Retained earnings	12,198	12,415
Treasury stock, at cost - 1,590,177 and 1,584,177 ordinary shares,
respectively	(4,667)	(4,633)

Total shareholders' equity	42,011	42,484

Total liabilities and shareholders' equity	48,802	49,175

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

Revenues
Software licensing	$6,048	$5,313	$2,393	$2,262
Maintenance	2,323	3,041	1,318	1,582

Total product revenues	8,371	8,354	3,711	3,844
Services	4,744	5,926	2,435	3,019

Total revenues	13,115	14,280	6,146	6,863

Cost of revenues
Cost of products	212	98	66	83
Cost of services	4,452	4,769	2,145	2,396

Total cost of revenues	4,664	4,867	2,211	2,479

Gross profit	8,451	9,413	3,935	4,384

Operating expenses
Research and development	1,689	1,815	856	918
Selling and marketing	3,279	3,088	1,598	1,489
General and administrative	1,736	1,836	832	910

Total operating expenses	6,704	6,739	3,286	3,317

Operating income	1,747	2,674	649	1,067

Financial income, net	866	983	316	899

Income before income taxes	2,613	3,657	965	1,966

Income tax expense	448	662	170	334

Net income	$2,165	$2,995	$795	$1,632

Basic earnings per share	$0.25	$0.36	$0.09	$0.19

Weighted average number of ordinary shares used in computing basic earnings per share	8,617,385	8,418,685	8,644,414	8,429,628

Diluted earnings per share	$0.25	$0.35	$0.09	$0.19

Weighted average number of ordinary shares used in computing diluted earnings per share	8,775,866	8,584,072	8,721,000	8,600,481

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

Revenues
Software licensing	$6,048	$5,313	$2,393	$2,262
Maintenance	2,323	3,041	1,318	1,582

Total product revenues	8,371	8,354	3,711	3,844
Services	4,744	5,926	2,435	3,019

Total revenues	13,115	14,280	6,146	6,863

Cost of revenues
Cost of products	212	98	66	83
Cost of services	4,381	4,696	2,110	2,359

Total cost of revenues	4,593	4,794	2,176	2,442

Gross profit	8,522	9,486	3,970	4,421

Operating expenses
Research and development	1,663	1,775	843	898
Selling and marketing	3,154	2,937	1,539	1,416
General and administrative	1,701	1,775	812	879

Total operating expenses	6,518	6,487	3,194	3,193

Operating income	2,004	2,999	776	1,228

Financial income, net	866	983	316	899

Income before income taxes	2,870	3,982	1,092	2,127

Income tax expense	535	770	236	387

Net income	$2,335	$3,212	$856	$1,740

Basic earnings per share	$0.27	$0.38	$0.10	$0.21

Weighted average number of ordinary shares used in
computing basic earnings per share	8,617,385	8,418,685	8,644,414	8,429,628

Diluted earnings per share	$0.27	$0.37	$0.10	$0.20

Weighted average number of ordinary shares used in
computing diluted earnings per share	8,775,866	8,584,072	8,721,000	8,600,481

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

GAAP total Cost of revenues	4,664	4,867	2,211	2,479
Stock based compensation expenses	(71)	(73)	(35)	(37)

NON-GAAP total cost of revenues	4,593	4,794	2,176	2,442

GAAP Research and Development expenses	1,689	1,815	856	918
Stock based compensation expenses	(26)	(40)	(13)	(20)

NON-GAAP Research and Development expenses	1,663	1,775	843	898

GAAP Selling and marketing expenses	3,279	3,088	1,598	1,489
Stock based compensation expenses	(125)	(151)	(59)	(73)

NON-GAAP Selling and marketing expenses	3,154	2,937	1,539	1,416

GAAP General and administrative expenses	1,736	1,836	832	910
Stock based compensation expenses	(13)	(12)	(7)	(6)
Issuance related expenses	-	-	-	-
Amortization of purchased intangible assets	(22)	(49)	(13)	(25)

NON-GAAP General and administrative expenses	1,701	1,775	812	879

GAAP total tax expenses	448	662	170	334
Stock based compensation expenses	87	108	66	53

NON-GAAP total tax expenses	535	770	236	387

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

CASH FLOWS - OPERATING ACTIVITIES
Net income	$2,165	$2,995	$795	$1,632

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	282	272	138	134
Stock-based compensation	236	276	114	136
Gains related to marketable securities	(234)	(686)	(97)	(648)
Increase (decrease) in accrued severance pay	10	13	13	(2)
Deferred income taxes	(198)	(27)	(127)	198
The effect of exchange rate changes	(172)	(122)	(27)	(143)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(1,396)	(307)	220	809
Increase (decrease) in allowance for doubtful accounts	43	(22)	20	(12)
Decrease (increase) in other current assets	(20)	(261)	3	(490)
Increase (decrease) in trade accounts payable	440	(179)	31	(267)
Increase (decrease) in deferred revenues	821	438	298	(64)
Increase (decrease) in other current liabilities	(1,981)	(140)	(784)	30

Net cash provided by (used in) operating activities	(4)	2,250	597	1,313

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(173)	(7,996)	(40)	(1,646)
Proceeds from sale of marketable securities	592	2,132	463	1,337
Investment in held-to-maturity marketable securities	(428)	-	(43)	-
Proceeds from redemption of held-to-maturity securities	-	-	-	-
Investments in deposits, net	44	271	11	(1,060)
Loans to employees, net	(70)	132	(81)	4
Purchase of fixed assets	(243)	(93)	(121)	(66)
Acquisition of subsidiaries, net of cash acquired, and business operation	(918)	(251)	(918)	-
Purchase of other intangible assets	(25)	(25)	(25)	-

Net cash used in investing activities	(1,221)	(5,830)	(754)	(1,431)

CASH FLOWS - FINANCING ACTIVITIES
Purchase of treasury stocks by the Company	(1,308)	-	(627)	-
Proceeds from issuing of shares against exercise of options	-	30	-	30
Proceeds from sale of treasury stock against exercise of options	8	34	8	34
Dividends paid	(2,918)	(2,681)	(2,918)	(2,681)

Net cash provided by (used in) financing activities	(4,218)	(2,617)	(3,537)	(2,617)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(48)	(66)	(58)	43

Increase (decrease) in cash and cash equivalents	(5,491)	(6,263)	(3,752)	(2,692)

Cash and cash equivalents at the beginning of the period	31,704	21,942	29,965	18,371

Cash and cash equivalents at the end of the period	$26,213	$15,679	$26,213	$15,679

NOTE 1 - SEGMENTAL DISCLOSURE

Revenues by geographical areas

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

North America	$9,592	$9,974	$4,310	$4,779
Latin America	521	328	313	153
Europe	1,632	2,690	923	1,231
Asia	1,270	1,204	530	641
Israel	100	84	70	59

	$13,115	$14,280	$6,146	$6,863